Exhibit (a)(1)(F)

                         September 4, 2019

DOCUMENT PACKAGE GUIDE

Dear Unitholder in Empire State Realty OP, L.P. (ESRO):

On May 24, 2019, we wrote to all Unitholders with the discussion of a security we considered offering to Unitholders who desire higher distributions from their ESRO investment.

We now offer you the option to exchange any or all of your existing common units in ESRO for new Series 2019 Private Perpetual Preferred Units. If you exchange, you will receive an increase of more than 66% in annual distributions per unit from the current rate of $0.42 to a permanently fixed rate of $0.70.

This letter is a guide to the enclosed offering documents:

1.	Letter from Anthony E. Malkin, our Chairman and Chief Executive Officer

2.	Offer of Exchange with detailed disclosures regarding this exchange offer

3.	Letter(s) of Transmittal to be completed, signed and returned by you if you elect to exchange

4.	Postage-prepaid return envelope.

•	If you have transferred any common units from AST to a brokerage account, you will also receive another package for each Series of units in such brokerage account.

•	NOTE: You must complete the forms separately for each account from which you wish to exchange units.

We have engaged MacKenzie Partners, Inc. to assist in answering your inquiries. If you have any question or need assistance in completing the Letter(s) of Transmittal, please call toll-free (888) 410-7850, or send your question by email to: exchangeoffer@mackenziepartners.com. Additionally, certain Empire State Realty Trust professionals with whom you are familiar will be available to speak with you.

You must make your own decision whether to tender any or all of your existing units for Series 2019 Private Perpetual Preferred Units. None of ESRO, Empire State Realty Trust, the information agent, the depositary or any other person is making any recommendation as to whether or not you should make this exchange.

Unless extended, the exchange offer is scheduled to expire on October 11, 2019, and in order for you to participate, we must receive your executed Letter of Transmittal by that date. We request that you respond by October 2, 2019.